SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 23, 2006
By: /s/ Michael B. McSweeney
Name: Michael B. McSweeney
Title: Vice President, Government/Environmental Affairs

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 22, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. to Acquire Trans-Cycle Industries Inc.

Oakville, Ontario, June 22, 2006 – Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that a wholly owned subsidiary has entered into a definitive agreement to purchase substantially all of the assets of Trans-Cycle Industries Inc. (“TCI”), Kirkland Lake, Ontario. The purchase price will be approximately $2.1 million plus or minus an adjustment for working capital which will be determined as at the closing date, currently scheduled for June 29, 2006.

TCI is a North American leader in the recycling, dismantling and disposing of obsolete electrical equipment, including transformers, ballasts, capacitors and lead-shielded cable. TCI also has a broad set of permits in Ontario to transport, process and store PCB contaminated waste and operates a state of the art facility in Northern Ontario.

Al Bulckaert, Bennett’s President and CEO stated that “this acquisition will better position Bennett, along with its facility in Cornwall, Ontario, Material Resource Recovery, (“MRR”) to serve customers who are looking for a full service provider for handling their PCB contaminated wastes. We are also excited that the acquisition between TCI and MRR will increase our non-soil business”.

The TCI acquisition will add $5 - $6 million in revenue annually and will also add 15% - 20% to EBITDA once synergies are achieved.

Mr. Bulckaert also commented that “Bennett looks forward to building upon the solid foundation of TCI’s founders, David and Jeanne Laskin, and to growing TCI as an important segment of Bennett’s environmental solutions business”.

The acquisition of TCI comes at an important time – a time when the federal government is set to renew the federal PCB regulatory framework, which, when implemented, will see the end of use of equipment containing PCBs and the destruction of PCB material containing 500 mg/kg or more by December 31, 2009. When these regulations are enacted Bennett expects that there will be an increased demand for both TCI and MRR’s services.

Bennett Environmental, through its acquisition of TCI, looks forward to being part of the Kirkland Lake community and wants to assure the community that it has no plans whatsoever to expand the current TCI permit to include the processing of PCB contaminated soils in the community of Kirkland Lake.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.

Contact:

Andrew Boulanger	Michael McSweeney
VP and CFO Bennett Environmental	VP Government/Environmental Affairs
(905) 339-1540 ext 210	(905) 339-1540 ext 209